November 15, 2010

VIA EDGAR CORRESPONDENCE AND FACSIMILE

Mr. John Reynolds

Assistant Director, Division of Corporation Finance

Securities and Exchange Commission

100 F Street N.E., Mail Stop 3561

Washington, D.C. 20549-3561

Re:                             Golden Growers Cooperative

Form 10, Amendment 2

Filed August 16, 2010

File No. 0-53957

Dear Mr. Reynolds:

We are writing in response to your letter dated September 7, 2010, regarding the Registration Statement as amended on Form 10/A of Golden Growers Cooperative (the “Cooperative”), filed on August 16, 2010, File Number 101019644 (the “Registration Statement”) and the Cooperative’s interim report for its fiscal quarter ended June 30, 2010 on Form 10-Q filed on August 16, 2010, File Number 101019706 (the “Form 10-Q”).  To facilitate your review of our response, we are including your comments in boldface type, followed by our response and where appropriate, our revisions to the Registration Statement filed as of the date hereof (the “Amended Registration Statement”) and our revisions to the Form 10-Q (the “Amended Form 10-Q”) marked to show changes.

General

1.                                      We note your response to prior comment one of our letter dated July 15, 2010.  You indicate that you generated in excess of $50 million of revenues in 2009; however it does appear that your financial statements reflect such an amount.  Advise us if the $50 million amount relates to gross revenues, which are not reflected as consolidated revenues on the face of your income statement.  Please revise or advise.

112 Roberts Street North. Suite 111, Fargo, ND 58102

RESPONSE:

In response to your question above, yes, the amount of revenue generated by the Cooperative relates to gross corn revenues, which historically have been presented net of related corn purchase revenue in the Statements of Operations.  We have restated the historical presentation to present both corn revenue and corn expense at their gross amounts in the Statements of Operations so as to clarify in the financial statements the substance of the corn procurement and corn sales function.  The revised financial statements in the Amended Registration Statement and the Amended Form 10-Q reflect this change and the financial statements included in the Cooperative’s interim report for the third quarter of 2010 on Form 10-Q also filed in the date hereof (the “3rd Quarter Form 10-Q”) also reflect this change.

In addition, the MD&A discussion in each of the Amended Registration Statement, Amended Form 10-Q and the 3rd Quarter Form 10-Q has been revised to include additional discussion about corn revenue.  Below please find the marked MD&A from the Amended Registration Statement:

~~Three~~Comparison of the Nine Months Ended ~~March 31,~~September 30, 2010 and ~~March 31,~~September 30, 2009

Revenues.  The Cooperative derives revenue from two sources:  our operations related to facilitating the delivery of our members’ corn, ~~or~~ and from the income derived from our ownership interest in ProGold.  Our corn delivery operations ~~are intentionally designed to be~~generate revenue to the Cooperative equal to the value of the corn that is delivered to Cargill by our members.  The Cooperative recognizes expense equal to this same amount which results in our corn delivery operations being revenue neutral to the Cooperative,~~. During the three months periods ended March 31,~~ except for revenue from our Method B agency fee and expenses related to our Method A incentive payments, required licensing and bonding expenses, and our service fee paid to Cargill.  During the nine months ended September 30, 2010 and 2009, the Cooperative recognized corn revenue of $41,255,000 and $27,209,000, respectively, an increase of 52% due primarily to an increase in the number of bushels of corn sold in 2010 compared to 2009 offset by a decrease in the selling price per bushel in 2010 compared to 2009. During the nine months ended September 30, 2010, the Cooperative sold approximately 11.7 million bushels of corn compared to 4.4 million bushels of corn sold during the nine months ended September 30, 2009. The Cooperative recognized corn expense of $41,333,000 and $27,283,000 in 2010 and 2009 respectively, a increase of 52% due primarily to an increase in the number of bushels purchased offset by a decrease in the cost per bushel of corn.  During the nine month period ended September 30 2010, our members delivered to Cargill for processing at the facility 3,459,482 bushels of corn using Method A and 8,294,643 bushels of corn using Method B resulting in incentive fee expense of $172,974 and agency fee income of $165,892 for this period.  The Cooperative did not pay an incentive fee for Method A delivery prior to its reorganization into a 308B cooperative association effective September 1, 2009 and all deliveries between September 1, 2009 and December 31, 2009 were deemed to be delivered via Method B with the agency fee waived.  During the nine month periods ended September 30, 2010 and 2009, we recognized ~~net corn~~ expense of $~~0~~69,000 and $~~20,000,~~72,000, respectively, in connection with costs incurred to Cargill in connection with our corn delivery operation.

The Cooperative derived income from ProGold for the ~~three~~nine month period ended ~~March 31,~~September 30, 2010, of $~~1,560,000~~4,755,000 an increase of

$~~372,000~~277,000 or ~~31~~6% as compared to the ~~three~~nine month period ended ~~March 31,~~September 30, 2009.

General and Administrative Expenses. The Cooperative’s general and administrative expenses include salaries and benefits, professional fees and fees paid to our board of directors.  Our general and administrative expenses for the ~~three~~nine month period year ended ~~March 31,~~September 30, 2010, was $~~246,000 an increase of $82,000 or 50~~656,000 a decrease of $218,000 or 25% compared to the ~~three~~nine month period ended ~~March 31,~~September 30, 2009, which was primarily the result of ~~increased~~ decreased  costs incurred in connection with the cooperative conversion.

Interest Income.  Interest income for the ~~three~~nine month period ended ~~March 31,~~September 30 2010, was $~~10,000~~26,000 compared to $~~10,000~~28,000 for the ~~three~~nine month period ended ~~March 31, 2009. The Cooperative realized comparable yields based on comparable balances in 2010 compared to 2009 on its cash reserves~~September 30, 2009 due primarily to decreased cash reserve and investment balances~~..~~ compared to 2009.

Fiscal ~~Year~~Period Ended December 31, 2009 Compared to Four-Month Period Ended December 31, 2008

Revenues.  During the four month periods ended December 31, 2009 and 2008, the Cooperative recognized ~~net~~ corn revenue of $18,293,000 and $53,643,000 in 2009 and 2008 respectively, a decrease of 66%% due primarily to an decrease in the number of bushels of corn sold  in 2009 compared to 2008 and a decrease in the selling price per bushel of corn in 2009 compared to 2008. During the four months ended December 31, 2009, the Cooperative sold approximately 5.2 million bushels of corn compared to 10.2 million bushels of corn sold during the four months ended December 31, 2008. The Cooperative recognized corn expense of $18,300,000 and $53,663,000 in 2009 and 2008 respectively, a decrease of 66% due primarily to a decrease in the number of bushels of corn purchased in 2009 compared to 2008 and a decrease in the cost per bushel of corn in 2009 compared to 2008. During 2009, the Cooperative purchased approximately 5.2 million bushels of corn compared to 10.2 million bushels purchased in 2008. The Cooperative recognized  expense of $7,000 and $21,000, for the four month periods ended December 31, 2009 and 2008, respectively, in connection with costs incurred to Cargill in connection with our corn delivery operation.  The Cooperative derived income from ProGold for the four month fiscal year ended December 31, 2009, of $2,200,000 an increase of $13,000 or 1% as compared to the four month period ended December 31, 2008.

Fiscal Year Ended August 31, 2009 Compared To Fiscal Year Ended August 31, 2008

Revenues.  The Cooperative recognized ~~net~~ corn revenue of $75,806,000 and $53,442,000 in 2009 and 2008 respectively, an increase of 42% due primarily to an increase in the selling price per bushel of corn in 2009 compared to 2008. The Cooperative sold approximately 15.5 million bushels of corn for each of the fiscal years ended August 31, 2009 and 2008. The Cooperative recognized corn expense of $75,898,000 and $53,534,000, an increase of 42% due primarily to an increase in the cost per bushel of corn in 2009 compared to 2008.  The Cooperative purchased approximately 15.5 million bushels of corn for each of the fiscal years ended August 31, 2009 and 2008. The Cooperative recognized  expense of $92,000 for the fiscal year ended August 31, 2009, compared to $92,000 for the fiscal year ended August 31, ~~2008.~~2008 in connection with costs incurred to Cargill in connection with our corn delivery operation.   The Cooperative derived income from ProGold for the fiscal year ended August 31, 2009, totaling $6,103,000, a decrease of $793,000 or 13% as compared to fiscal year ended August 31, 2008.  The decrease in revenues was due primarily to the decrease in rental income paid to ProGold by Cargill in accordance with the terms of the lease between ProGold and Cargill.

Fiscal Year Ended August 31, 2008 Compared To Fiscal Year Ended August 31, 2007

Revenues.  The Cooperative recognized net corn revenue of $53,442,000 and $35,979,000 in fiscal years ended 2008 and 2007 respectively, an increase of 49% due primarily to an increase in the selling price per bushel of corn in 2008 compared to 2007. The Cooperative sold approximately 15.5 million bushels of corn for each of the fiscal years ended August 31, 2008 and 2007. The Cooperative recognized corn expense of $53,534,000 and $36,074,000, an increase of 49% due primarily to an increase in the cost per bushel of corn in 2008 compared to 2007.  The Cooperative purchased approximately 15.5 million bushels of corn for each of the fiscal years ended August 31, 2008 and 2007. The Cooperative recognized expense of $92,000 for the fiscal year ended August 31, 2008, compared to $95,000 for the fiscal year ended August 31, ~~2007.~~2007 in connection with costs incurred to Cargill in connection with our corn delivery operation.   The Cooperative derived income from ProGold for the fiscal year ended August 31, 2008 totaling $6,896,000, an increase of $1,260,000 or 22% as compared to fiscal year ended August 31, 2007.  The increase in revenues was due primarily to increased rent payments received by ProGold from Cargill and reduced interest expense incurred by ProGold as a result of reduced notes payable compared to fiscal year ended August 31, 2007.”

Liquidity and Capital Resources, page 14

2.                                      Please revise the head note to your contractual obligations table to indicate the information presented is as of June 30, 2010.  This appears to be a typographical error.

RESPONSE:

In our Amended Registration Statement we have revised the head note to the contractual obligations table to indicate the information presented on it is as of September 30, 2010 and we have updated the information to this date.

Item 5.  Directors and Executive Officers, page 17

3.                                      We have reviewed your response to comment five of our prior letter dated July 15, 2010.  Please revise to clarify the statement that “[t]he Cooperative is not part of any conclusions that are made by the Board of Directors with respect to these individuals’ ability to serve in these board office positions.”  It appears that the individuals are acting in their capacities as directors of the registrant when determining nominees’ qualifications.  Please revise or advise.

RESPONSE:

The disclosure on page 17 with respect to the sentence referenced above has been revised in our Amended Registration Statement to delete the sentence.  The offices in question are Board offices that relate to the governance of the Board itself and do not relate to management functions of the Cooperative.  The Directors are choosing the leadership of the Board of Directors in their individual capacity as members of the Board and not in their collective capacity as the Board of Directors.

Below please find the revised paragraph from the Amended Registration Statement:

“Our board officers consist of a Chairman, First Vice Chairman, Second Vice Chairman, Treasurer and Secretary of the Board.  These board offices are populated by members of the Board of Directors who are elected by and at the discretion of the Board of Directors.  Each of these individual’s experience, qualifications, attributes or skills to serve in their capacity as a board officer is determined by the members of the Board of Directors who are voting to place these individuals in these offices.  ~~The Cooperative is not part of any conclusions that are made by the Board of Directors with respect to these individuals’ ability to serve in these board office positions.”~~

Item 7.  Certain Relationships and Related Transactions, Director Independence, page 22

4.                                      We note your response to comment number six of our letter dated July 15, 2010.  It appears that you use your own definition of independence under Item 407(a)(2) of Regulation S-K.  Please revise to comply with subpart (a)(2) or advise.

RESPONSE:

The Cooperative has determined that it is necessary to develop its own definition of “Independent Director” due to the fact that the established “Public Company” definitions are not workable for the Cooperative given the patronage relationship that exists between the Cooperative and its directors, who by definition must be members of the Cooperative.  The Cooperative’s definition of “Independent Director” is modeled on the definition provided in Section 303A.02 of the New York Stock Exchange Listed Company Manual.  The Cooperative’s definition of “Independent Director” is set forth below and will be disclosed as required in accordance with Item 407 of Regulation S-K.

Members of the Cooperative are each required to establish a patronage relationship with the Cooperative.  As a result of this patronage relationship, each member is allocated a proportionate share of the profits (or loss) of the Cooperative and will also receive periodic cash distributions, all as described in Item 11 of our Form 10/A.  Under the Cooperative’s Bylaws and applicable state law, each director of the Cooperative must also be a member of the Cooperative.  Therefore, each director has a contractual patronage relationship with the Cooperative, and receives an allocated share of profits (and losses) and periodic cash distributions.

The Cooperative’s Directors do not meet the traditional corporate definition of “independence” due to the economic effect of the patronage relationship that exists with the Cooperative.  Accordingly, the Cooperative has developed its own definition of “Independent Director” that disregards the patronage relationship that all directors must have when assessing “independence”.  Clause (a) of the NYSE definition has been modified to account for the patronage relationship.  In addition, other portions of the NYSE definition that are not applicable to the Cooperative have been modified to simplify and clarify the definition as it is applied to the Cooperative.

Based on the Cooperative’s definition of “Independent Director” we have revised our disclosure in our Amended Registration Statement to read as follows:

“Item 7. Certain Relationships and Related Transactions, Director Independence

In accordance with the Cooperative’s Bylaws, only people who are members of the Cooperative or representatives of members can serve on our Board of Directors.  As members of the Cooperative (or representatives of members), all of our Directors ~~are obligated~~have a contractual patronage relationship with the Cooperative that obligates them to deliver corn to the Cooperative for processing.  As a result of ~~our corn delivery operations our Directors, like any other member of the Cooperative, receive payment for the corn they deliver if he elects Method A.  Directors deliver corn and receive payment on the same terms as any other member of the Cooperative.  Because all of our members have a financial relationship with the Cooperative as well as a relationship that may be material to the member, the Board has elected to determine our directors’ independence based on~~this patronage relationship, our Directors, like all other member of the Cooperative, receive allocations of profit/loss and cash distributions.

The Cooperative has developed its own definition of “Independent Director” that takes into account the patronage relationship that exists between the Cooperative and the director.  Under the Cooperative’s definition, the patronage relationship is not considered for purposes of determining “independence”.  However, other relevant relationships between the Cooperative and the directors, and certain family members, are considered in assessing “independence”.  Except with respect to the patronage relationship that exists, the Cooperative’s definition is consistent with the definition of an independent director found in Section 303A.02 of the New York Stock Exchange Listed Company Manual ~~except that the Board has determined to disregard membership in the Cooperative when it consider issues of material relationships with the Cooperative and the receipt of direct compensation in excess of $120,000 paid by the Cooperative to a member in the form of allocations and distributions of the Cooperative’s income.~~.  Below please find the Cooperative’s definition of an independent director:

A director of the Cooperative shall be considered an “Independent Director” unless:

•                                          The director has a material financial relationship with the Cooperative (either directly or as a partner, shareholder or officer of an organization that has a relationship with a company) other than the patronage relationship that exists between the Cooperative and each of its members.

•                                          The director is, or has been within the last 3 years, an employee of the Cooperative; or immediate family member is, or has been within the last 3 years, an employee, of the Cooperative.

•                                          The director has received, or an immediate family member has received, during any 12-month period within the last 3 years, more than $120,000 in direct compensation from the Cooperative, other than director or committee fees and pension or other forms of deferred compensation for prior service (provided such compensation is not contingent in any way on continued service).

•                                          (i) the director is a current partner or employee of a firm that is the Cooperative’s internal or external auditor; (ii) the director has an immediate family member who is a current partner of such firm; (iii) the director has an immediate family member who is a current employee of such a firm and personally works on the Cooperative’s audits; or (iv) the director or an immediate family member was, within the last 3 years, a partner or employee of such a firm and personally worked on the Cooperative’s audit within that timeframe.

•                                          The Director or an immediate family member is, or has been within the last 3 years, employed as an executive officer of another company, or any of the Cooperative’s present executive officers, at the same time serves or served on that company’s compensation committee.

•                                          The Director is a current employee, or an immediate family member is a current executive officer, of a company that has made payments to, or received payments from, the Cooperative for property or services in an amount which, in any of the last 3 fiscal years, exceeds the greater of $1,000,000 or 2% of such company’s consolidated gross revenues, other than as a result of such person’s patronage relationship with the Cooperative.

References to “company” include any parent or subsidiary in a consolidated group with such other company.

Based on the above definition ~~of independence~~, all of our Directors are independent of management and of the Cooperative.”

Audited Financial Statements

Notes to Financial Statements

Note 6 — Employee Benefit Plans, F-10

5.                                      We reviewed your response to our prior comment 11.  Your response indicates that you do not believe that the complete disclosure of your defined benefit plan and related plan liability are significant to your financial statements.  Please tell us how you considered FASB ASC 715-30-25 related to your pension plan liability at year-end calculated as the difference between your projected benefit obligation and the fair value of your plan assets.  In addition, tell us where you have recorded your pension plan liability in your financial statements.  If such amount has not been recorded, tell us why with specific reference to your consideration of the amount of this liability compared to your total liabilities.

RESPONSE:

We have restated the historical financial statements to report the Cooperative’s defined benefit pension plan in accordance with accounting standards.   These restated historical financial statements are included in the Amended Registration Statement.

Form 10-Q for Quarter Ended June 30, 2010

Financial Statements

General

6.                                      Please revise to file your independent accountant’s review report dated July 29, 2010 as required by Rule 10-01(d) of Regulation S-X.

RESPONSE:

We have filed our independent accountant’s review report dated November 12, 2010 as is required by Rule 10-01(d) of Regulation S-X with our Amended Form 10-Q filed as of the date hereof.

Balance Sheets, page 1

7.                                      Please revise to include your balance sheet as of the end of your preceding fiscal year as required by Rule 10-01(c)(1) of Regulation S-X.

RESPONSE:

We have revised our financial statements in our Amended Form 10-Q to include the balance sheet as of the end of fiscal year 2009, as required by Rule 10-01(c)(1) of Regulation S-X.

Note 2 — Summary of Significant Accounting Policies, page 6

General

8.                                      Please note that interim financial statements must include all adjustments that, in the opinion of management, are necessary in order to make the financial statements not misleading.  An affirmative statement that the financial statements have been so adjusted must be included with the interim financial statements.  Please advise or revise.  Refer to Rule 10-01(b)(8) of Regulation S-X.

RESPONSE:

An affirmative statement that the financial statements have been adjusted, in the opinion of management, as necessary in order to make the financial statements not misleading, has been included with our Amended Form 10-Q and will be included going forward, as required by Rule 10-01(b)(8) of Regulation S-X.

Section 302 Certifications

9.                                      We note that your Section 302 certification does not comply with the language required by Item 601(31) of Regulation S-K in the following respects:

•                  Paragraph 4(d) should include “(the registrant’s fourth fiscal quarter in the case of an annual report)”

•                  The head note to paragraph 5 should include “(or persons performing the equivalent functions).”

Please revise your certification to comply with the items noted above.

RESPONSE:

We have revised our Section 302 certification to correct the items that do not comply with the language required by Item 601(31) of Regulation S-K.

* * *

We believe our responses contained herein adequately address your questions.  Please feel free to call me at (701) 281-0468 or our counsel, Kimberly Lowe at (612) 492-7324, if you require additional information or clarification of our responses.

Very truly yours,

/s/ Mark Dillon

Mark Dillon
Executive Vice President

cc:                                 Kimberly A Lowe

Daniel Mott